                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                            (NAME OF SUBJECT COMPANY)

           BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP

                             AT $25.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION
                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            CALCULATION OF FILING FEE


-------------------------------------------------------------------------- ----------------------------------
                         TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                                $187,500                                                $37.50
-------------------------------------------------------------------------- ----------------------------------
*        FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION
         ASSUMES THE PURCHASE OF 7,500 UNITS AT A PURCHASE PRICE OF $25 PER UNIT
         IN THE PARTNERSHIP.

[X]      CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
         0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS
         PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT
         NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
----------------------------------- -------------------------------------- ------------- --------------------

         AMOUNT PREVIOUSLY PAID:    $37.50                                 FILING        EQUITY RESOURCE
         FORM OF REGISTRATION NO.:  SCHEDULE TO                            PARTY:        LEXINGTON FUND
                                                                                         LIMITED
                                                                                         PARTNERSHIP
                                                                                         NOT APPLICABLE

                                                                           DATE FILED:   MARCH 7, 2001
----------------------------------- -------------------------------------- ------------- --------------------


                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission on March 7, 2001 by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dabjartsson, an individual (together, the "Purchaser") to purchase 7,500 units (the "Units") of limited partnership interests in Boston Financial Apartment Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), at $25.00 for each Unit, net to the seller in cash, without interest, less any transfer fee charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after March 5, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended as set forth below (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached to the Schedule TO. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.


         COVER PAGE AND ITEMS 1, 4 AND 12


         The Cover Page and Items 1,4 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:


         COVER PAGE


         The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

            "THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 26, 2001, UNLESS THE OFFER IS EXTENDED."

         ITEM 1--SUMMARY TERM SHEET

         The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:


                  "HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?


                  You will have at least until 12:00 midnight, Eastern Time, on April 26, 2001, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER--Section 3--Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""


         ITEM 4--TERMS OF THE TRANSACTION


         THE OFFER


         The first paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:


                  "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 7,500 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on April 26, 2001, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."


         ITEM 12--EXHIBITS


         The following is added as an Exhibit to the Schedule TO:


         (d)(1)   Press release dated April 6, 2001.

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 6, 2001            Equity Resource Lexington Fund Limited
                                  Partnership, a Massachusetts limited
                                  partnership

                                  By: Equity Resources Group, Inc., its Manager


                                  By: /s/ Eggert Dagbjartsson
                                      ---------------------------------
                                      Eggert Dagbjartsson
                                      Executive Vice President


                                  Equity Resources Group, Inc.



                                  By: /s/ Eggert Dagbjartsson
                                      ---------------------------------
                                      Eggert Dagbjartsson
                                      Executive Vice President



                                  By: /s/ Eggert Dagbjartsson
                                      ---------------------------------
                                      Eggert Dagbjartsson

                                  EXHIBIT INDEX


------------------ ------------------------------------------------------------
EXHIBIT NO.                               DESCRIPTION
------------------ ------------------------------------------------------------
(a)(1) -           Offer to Purchase, dated March 5, 2001*
------------------ ------------------------------------------------------------
(a)(2) -           Transmittal letter, dated March 5, 2001*
------------------ ------------------------------------------------------------
(a)(3) -           Agreement of Sale*
------------------ ------------------------------------------------------------
(a)(4)             Summary Advertisement*
------------------ ------------------------------------------------------------
(b) -              Not applicable.
------------------ ------------------------------------------------------------
(c) -              Not applicable.
------------------ ------------------------------------------------------------
(d)(1)-            Press Release dated April 6, 2001.
------------------ ------------------------------------------------------------
(e) -              Not applicable.
------------------ ------------------------------------------------------------
(f) -              Not applicable.
------------------ ------------------------------------------------------------
(g)                Not applicable
------------------ ------------------------------------------------------------
(h)                Not applicable.
------------------ ------------------------------------------------------------
* Previously filed